NO ACT

PE

12-23-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 11, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-11-09

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Wells Fargo & Company
Incoming letter dated December 23, 2008

Dear Mr. Lane:

This is in response to your letter dated December 23, 2008 concerning the shareholder proposal submitted to Wells Fargo by the Sisters of St. Francis of Philadelphia, the Board of Pensions of the Evangelical Lutheran Church in America, The Needmor Fund, Catholic Health East, the MMA Praxis Core Stock Fund, the Benedictine Sisters of Mount St. Scholastica, the School Sisters of Notre Dame of St. Louis, St. Scholastica Monastery, and the Benedictine Sisters of Virginia. We also have received a letter on the proponents' behalf dated January 21, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 11, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 23, 2008

The proposal requests that the board complete a report to shareholders evaluating, with respect to practices commonly deemed to be predatory, the company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

We are unable to concur in your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wells Fargo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 21, 2009

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mike Reedich, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via email to: shareholderproposal@sec.gov

Re: Shareholder Proposal submitted to Wells Fargo & Company

Dear Sir/Madam:

I have been asked by the Sisters of St. Francis of Philadelphia, the Board of Pensions of the Evangelical Lutheran Church in America, Catholic Healthcare East, the Needmore fund, Mennonite Mutual Aid Praxis Core Stock Fund, the Benedictine Sisters of Mount St. Scholastica, the School Sisters of Notre Dame of St. Louis, the Benedictine Sisters of Fort Smith and the Benedictine Sisters of Virginia (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Wells Fargo & Company (hereinafter referred to either as "Wells Fargo" or the "Company"), and who have jointly submitted a shareholder proposal to Wells Fargo, to respond to the letter dated December 23, 2008, sent to the Securities & Exchange Commission by Gibson, Dunn & Crutcher LLP on behalf of the Company, in which Wells Fargo contends that the Proponents' shareholder proposal may be excluded from the Company's year 2009 proxy statement by virtue of Rule 14a-8(i)(7). The Proponents own approximately 650,000 shares of Wells Fargo common stock.

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Wells Fargo's year 2009 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests Wells Fargo's Board to prepare a report on predatory lending practices in connection with the Company's credit card business.

RULE 14a-8(i)(7)

A. The Proposal Does Not Request the Company to Engage in an Internal Assessment of Risks

In Staff Legal Bulletin No. 14C (June 28, 2005), the Staff distinguished between (i) proposals that focus on "an internal assessment of the risks . . . that the company faces as a result of its operations that may adversely affect" the larger society and (ii) proposals that "focus on the company minimizing or eliminating operations that may adversely affect" the larger society. An examination of the Proponents' shareholder proposal clearly shows that it falls in the latter category. The Resolve Clause requests a report on predatory lending practices and the "impact these practices have on borrowers". There is no reference to any internal assessment of risk. Rather, the exclusive concern of the Resolve Clause is with the effect of the Company's actions on the wider society.

In this connection, we note that the Company's letter, in the first sentence of its section devoted to "risk" (see page 3 of its letter), states that the Proponents' shareholder proposal requests "a report assessing 'the impact' of certain of the Company's practices", without noting that the impact referred to is explicitly stated to be the impact "on borrowers" and not on the company itself.

Similarly, the various paragraphs in the Whereas clause refer exclusively to predatory practices (paragraphs 5-9) and the general background concerning credit card use in society (paragraphs 1-4). Thus, there is absolutely no reference whatsoever to an internal assessment of risk in the any of the Whereas clause paragraphs. On the contrary, the exclusive focus of those nine paragraphs is on the effect of the Company's actions on the wider society.

In contrast to the nine Whereas paragraphs, the Supporting Statement contains only two sentences. The second sentence expresses the opinion of the Proponents that non-predatory credit card lending is "in the best interests of our company and its clients". A general statement that a suggested policy is in the best interests of a registrant can hardly be deemed to constitute a call for an internal assessment of risk. *Every* shareholder proposal, whether on the environment, human rights, corporate governance, or whatever, is, in the opinion of its proponent, in the best interests of the registrant. To explicitly express this opinion cannot possible render a proposal excludable since such an application of Rule 14a-8(i)(7) would render each and every shareholder proposal excludable.

Similarly, the first sentence of the Supporting Statement states the Proponents' view that predatory lending weakens both the "long-term financial prospects of our company and the national economy as a whole". This is not a call for an internal assessment of risk but, like the second sentence of the Supporting Statement, an expression of opinion that the long-term best interests of the Company, and of society, are best served by socially responsible action by registrants.

The mere fact a proposal contains a passing reference to such matters as "the long term financial prospects of our company" or "the best interests of the company" is not an indication that the thrust of a proposal is one of internal risk assessment rather than having as its thrust the impacts of the registrant's actions on the broader society. Thus, the Staff has often opined that phases such as these do not establish that the thrust of a proposal is one of internal risk assessment. Indeed, the proposal at issue in *Exxon Mobil Corporation* (March 18, 2005), the very no-action letter showcased by the Staff in Staff Legal Bulletin No. 14C (June 28, 2005) as an exemplar of a proposal that focuses on external harm rather than internal risk assessment, contained the following statements in its Whereas Clauses and Supporting Statement:

> we believe that there is a need *to study* and *report on the impact on* our company's *value from decisions* to do business in sensitive areas (Emphasis supplied.)
>
> [taking the proposed actions] will enhance our company's image and reputation with consumers . . . and investors;
>
> there is a *need to study* and disclose *the impact on our company's value* from decisions to do business in protected and sensitive areas (Emphasis supplied.)
>
> [the report will allow for an assessment of] the risks created by the company's activity

Similarly, subsequently the Staff has often refused to deem a proposal to be one focusing on internal risk assessment merely because it contains phrases that refer to the registrant's reputation or the possible financial effects of its actions. See, for example, *Meredith Corporation* (August 21, 2008) (Resolve clause asks for a report "assessing options"); Mattel, Inc. (March 24, 2008 ("potential risks"); *Nucor Corporation* (March 6, 2008) ("Nucor faces significant reputational and legal risk"); *Chevron Corporation* (February 25, 2008) (the Resolve clause refers to exposing the registrant to "the risk of government sanctions, negative brand publicity, and consumer boycotts"); *OGE Energy Corp.* (February 27, 2008) ("possible financial implications of climate change"); *Citigroup Inc*, (February 21, 2008) ("may heighten reputational and financial risk"); *Newmont Mining Corporation* (February 5, 2007) ("serious risks to their reputation and share value"); *Dow Chemical Company* (March 2, 2006) ("Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond"); *Chevron Corporation* (February 28, 2006) (The Supporting Statement sets forth the proponents' belief that the registrant's action "damages Chevron's reputation and credibility . . . jeopardizes our ability to compete in the global marketplace, and may lead to significant financial costs"); E.I. duPont de Nemours and Co. (February 24, 2006) ("impact on the company").

In short, an examination of the Proponents' shareholder proposal clearly reveals that the Proponents' proposal addresses the harm caused in society by predatory lending and does not even remotely call for an internal assessment of risk. In the words of Staff Legal Bulletin 14C, clearly the "focus [is] on the company minimizing or eliminating operations that may adversely affect" the larger society.

Finally, the no-action letters cited by the Company are inapposite. Thus, in *J.P. Morgan Chase & Co.* (Feb. 28, 2001) the proposal requested that an additional topic be included in the "risk management" section of its annual report. In *Union Pacific Corp.* (Feb. 21, 2007), the proposal requested a report on minimizing "financial risk arising from a terrorist attack". In *Newmont Mining Corp.* (Jan. 12, 2006) the proposal called on the registrant to review the "financial risks" of operating in a specified country, while in *General Electric Co.* (Jan. 9, 2008) the proponent asked for an assessment of damage to the Company's brand by virtue of operating in a specified country. In *Wells Fargo & Co.* (Feb. 16, 2006) and *Wachovia Corp.* (Feb. 10, 2006) the proposal called for a report on the registrant's own "business strategy" in combating a social ill, as was also the case in *American International Group, Inc.* (Feb. 19, 2004). Similarly, in *Pulte Homes, Inc.* (Mar. 1, 2007) the proposal called on the registrant to "assess its [own] response" to certain external pressures and in *Arch Coal, Inc.* (Jan. 17, 2008) the request was to assess how the registrant was responding to public pressures, while in *Washington Mutual, Inc.* (Feb. 5, 2008) the proposal called on the registrant to discuss "its potential financial exposure", and an almost identical request was made in *Great Plains Energy Inc.* (Feb 27, 2007, not Feb 10, 2007 as set forth in the Company's letter) ("prepare a financial analysis"), as well as in *The Dow Chemical Co.* (Feb. 19, 2004) (report on financial impact of litigation). In *The Bear Sterns Companies, Inc.* (Jan 11, 2008, not Feb. 5, 2008 as set forth in the Company's letter), the request was for a review of the registrant's "regulatory, litigation and compliance risks. In *Hewlett-Packard Co.* (Jan. 22, 2007), as noted in the Company's no-action letter request, the proposal asked for an assessments of "costs and benefits" to the registrant.

In summary, in each and every one of these letters cited by the Company the Resolve clause itself clearly had as its focus the internal assessment of risk, not the impact of the registrant's action on harm to the external society. In marked contrast, the Proponents' shareholder proposal makes absolutely no reference to internal matters in the Resolve clause and it is clear beyond cavil that the overall thrust and focus of the proposal is on how the actions of the Company impact society, and not on internal risk assessment.

B. and C. The Proposal Raises an Important Policy Issue

The Proponents' shareholder proposal deals with one matter, and one matter only, namely predatory lending. It requests only one thing, and one thing only, namely a report on predatory lending and its impact on society (borrowers)

A registrant's engaging in predatory lending raises an important policy issue that precludes the application of Rule 14a-8(i)(7). *Cash America International, Inc.* (February 13, 2008) (apparently not available on Lexis, but may be found on the SEC's own web-site at http://sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml); *Bank of America Corporation* (Feb. 23, 2006); *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corporation* (March 13, 2000). See also *American International Group* (February 17, 2004); *Household International, Inc.* (Feb. 26, 2001); *Conseco, Inc.* (April 5, 2002).

The policy reasons that support these Staff determination may be found in the undersigned's letter on behalf of the proponent in last year's *Cash America International* Staff decision:

> Predatory lending has long been deemed to be a serious social problem, and has led to calls for, and enactment of, state and federal regulation. We note that the Report extensively quoted from in the "Background" portion of this letter, as well as other materials cited there, describe the fact that, in addition to the statute actually passed by Congress, there have been numerous other bills on payday lending introduced on a bipartisan basis in the Congress, as well as extensive activity in the states. Consequently, it is far from surprising that the Staff has held that shareholder proposals on predatory lending raise important policy issues and are not excludable by virtue of Rule 14a-8(i)(7). See *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corporation* (March 13, 2000). In order to refresh the Staff's recollection of the importance of this policy issue, we hereby incorporate into this letter by this reference the section entitled "Background" from the letter sent by the undersigned to the Staff on behalf of the proponent in connection with the *Conseco* no-action letter. More recently, the Staff reaffirmed its position that predatory lending is such an important policy issue that shareholder proposals to lenders on the topic are not excludable as matters pertaining to the ordinary business operations of the registrant. *Bank of America Corporation* (February 23, 2006).

Nothing in the Company's letter negates this long line of no-action letters. Instead, Wells Fargo attempts (see page 7, first paragraph of Section C.) to distinguish between shareholder proposals that "relate to board action to end predatory lending practices" and the Proponents' request for a report on the topic. However, as the Company has acknowledged earlier in its letter (page 3, outset of first full paragraph): "The fact that the Proponent asks for a report, rather than direct action, does not change the analysis."

In summary, the proponents' shareholder proposal deals with a single topic, namely, predatory lending, a topic that raises an important policy issue that precludes the application of Rule 14a-8(i)(7). Thus, the Company has failed to overcome its burden of proving the applicability of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Brian J. Lane, Esq.
Mark Regier
Adam Kanzer, Esq.
All proponents
Gary Brouse
Laura Berry

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

December 23, 2008

Direct Dial
(202) 887-3646

Fax No.
(202) 530-9589

Client No.
C 97808-00008

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of The Sisters of St. Francis of Philadelphia*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Wells Fargo & Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from The Sisters of St. Francis of Philadelphia (the "Proponent") and their co-filers.[1]

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

[1] Co-filers of the Proposal include the Board of Pensions of the Evangelical Lutheran Church in America, Catholic Health East, The Needmor Fund, Mennonite Mutual Aid, Mennonite Church USA, Benedictine Sisters of Mount St. Scholastica, School Sisters of Notre Dame of St. Louis, St. Scholastica Monastery, and Benedictine Sisters of Virginia.

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal provides:

> That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because it pertains to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead, the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion:

> The first-relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The fact that the Proponent asks for a report, rather than direct action, does not change the analysis. The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (August 16, 1983). In other words, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999); *see also The Walt Disney Co.*, (avail. Nov. 30, 2007) (concurring in the exclusion of a proposal where the company argued that "[t]he limitation of a proposal to a request for a report does not render more acceptable a proposal that deals with matters within the ordinary business judgment of the company").

A. The Proposal Is Excludable Because It Requests the Company to Engage in an Internal Assessment of the Risks the Company Faces as a Result of Its Operations

The Proposal requests that the Company produce a report assessing "the impact" of certain of the Company's practices. In the supporting statement, the Proponent believes that if the Company has "predatory" policies, it could "weaken[] the long-term financial prospects of [the C]ompany." The Proponent argues that the Company should ensure that it has policies to aid consumers' financial health because that would be "in the best interest of [the C]ompany." The essence of the Proposal is how certain practices may affect the Company in the event cardholders begin to default. This type of assessment of the financial risks arising from the Company's lending decisions is a fundamental task in management's obligation to run the Company on a day-to-day basis because, as a lending institution, the Company must evaluate risks in determining whether to make loans or enter markets, and what impact such risks will have on the Company.

It is well established that proposals addressing assessments of risk arising out of a company's ordinary business operations are excludable. In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company

> faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

We understand that SLB 14C reflects the Staff's position generally on proposals seeking an assessment of risks arising from a company's operations. For example, in *J.P. Morgan Chase & Co.* (avail. Feb. 28, 2001), the Staff concurred in the exclusion of a proposal that requested a discussion on the risks of inflation and deflation on the company's performance because the proposal involved an "evaluation of risk." *See also Union Pacific Corp.* (avail. Feb. 21, 2007) (concurring in the exclusion of a proposal asking for a report on the company's efforts to safeguard operation and minimize financial risk from a terrorist attack or other homeland security incident).

Previously, the Staff has concurred that a company could exclude a proposal that requested a report on how the company was responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations. *Arch Coal, Inc.* (avail. Jan. 17, 2008). In *Arch Coal*, the proposal was very similar to the one at issue here in that it suggested, just as the Proposal does, that if the company ignored those issues, it might be impaired financially. The Staff concurred that this was excludable as an evaluation of risk. Indeed, in some respects the Proposal is even more specific in asking for information about risks the Company faces as a result of its business operations (such as by addressing the Proponent's ultimate concerns by specifically using the phrases "best interest of [the C]ompany" and "weaken[ing] the long-term financial prospects of [the C]ompany") – which is precisely the sort of internal risk assessment contemplated by the Staff's 2005 policy.

Other recent precedent further affirms the Staff's long-held position that stockholder proposals requesting an evaluation of risk are excludable under Rule 14a-8(i)(7) because they deal with ordinary business operations. For example, in *Newmont Mining Corp.* (avail. Jan. 12, 2006), the Staff concurred that the company could exclude a proposal that sought a report on the company's operations in Indonesia, including the "potential financial and reputational risk" arising from such operations. Similarly, here the Proposal asks for information on the "impact" the Company's practices have because the Proponent believes that certain policies weaken the Company's potential "long-term financial prospects." More specifically, and consistent with the policy expressed in SLB 14C, the Staff has permitted exclusion of proposals that requested banks to produce reports containing risk evaluations. *See Wells Fargo & Co. (SEIU Master Trust and Trillium Asset Management Corp.)* (avail. Feb. 16, 2006) and *Wachovia Corp.* (avail. Feb. 10, 2006) (in each case, concurring in the exclusion of a proposal that requested a report on the effect of global climate change on business strategy because the proposal called for an assessment of risk).

Furthermore, proposals need not explicitly request an "evaluation of risk" to be excludable on that basis under Rule 14a-8(i)(7). The Staff's responses to other no-action requests make it clear that the Staff looks beyond whether the proposal refers specifically to an assessment of risk, and instead looks to its underlying focus. As a result, even though the Proposal does not specifically ask for a "risk assessment," it does ask for information about the Company's "long-term financial prospects" as a result of the "impact" certain practices have on borrowers who might default and "weaken" the Company, and therefore asks for an assessment of risk. This is similar to the situation in several other no action requests where the Staff has granted relief. For example, in *Pulte Homes, Inc.* (avail. Mar. 1, 2007), the Staff concurred that the company could exclude as relating to "evaluation of risk" a proposal requesting that the company "assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency." *See also The Bear Sterns Companies Inc.* (avail. Feb. 5, 2008); *Washington Mutual, Inc.* (avail. Feb. 5, 2008) (in each case, concurring in the exclusion of a proposal that requested a report discussing the company's potential financial exposure as a result of the mortgage securities crisis); *General Electric Co. (Bugzavich)* (avail. Jan. 9, 2008) (concurring in the exclusion of a proposal that requested a report on the potential damage to the company's brand name and reputation as a result of sourcing of products and services from the People's Republic of China); *Great Plains Energy Inc.* (avail. Feb. 10, 2007) (concurring in the exclusion of proposal that demanded a "financial analysis . . . of the impact" of a carbon dioxide emissions tax); *Hewlett-Packard Co.* (avail. Jan. 22, 2007) (concurring in the exclusion of a proposal that requested a report on the development and "costs and benefits" of a greenhouse gas); *The Dow Chemical Co.* (avail. Feb. 23, 2005) (concurring in the exclusion of a proposal that requested a report describing the reputational and financial impact of the company's response to pending litigation); *American International Group, Inc.* (avail. Feb. 19, 2004) (concurring in the exclusion of a proposal that requested a report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy").

As with the letters addressed in SLB 14C and the no-action letters cited above, in requesting a report evaluating the "impact" of certain business decisions, essentially to gauge potential risk they pose, the Proposal focuses on an internal assessment of the risks the Company faces as part of its day-to-day operating decisions. Accordingly, under the standard set forth in SLB 14C, the Staff's long line of precedent, and the statements by the Commission setting forth the policy bases underlying Rule 14a-8(i)(7), the Proposal is excludable because it requests the Company to engage in an internal assessment of risks, which is a matter of ordinary business.

B. The Proposal Is Excludable Because It Involves the Company's Credit Policies, Loan Underwriting, and Customer Relations

The Company is a diversified financial services company that provides banking, insurance, investment, mortgage, and other commercial and consumer financial services, including credit and deposit services, to its customers. The Company serves millions of customers through thousands of offices, the internet, and other distribution channels across America and internationally. It is hard to imagine what could be more "core" to the day-to-day operations of a lender than the "marketing, lending, and collection practices" of a bank. As such, a proposal related to the ordinary business of a bank should be excluded.

The Staff has recognized repeatedly that the policies applied in making lending decisions are particularly complex and that stockholders are generally not in a position to make an informed judgment. *See Mirage Resorts, Inc.* (avail. Feb. 18, 1997) (concurring in the exclusion of a proposal relating to business relationships and extensions of credit); *BankAmerica Corp.* (avail. Mar. 23, 1992) (concurring in the exclusion of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit). In *Banc One Corp.* (avail. Feb. 25, 1993), for instance, the Staff permitted the company to exclude a proposal that asked the bank to adopt procedures that would consider the effect on customers of credit application rejection. The Staff concurred in the exclusion of that proposal because it addressed credit policies, loan underwriting, and customer relationships, which are all within a company's ordinary business operations. As in *Banc One*, the Proposal asks for detailed information regarding the Company's lending practices, and, as did the proposal in *Banc One*, specifically asks for information about "the impact these practices have on borrowers."

The foregoing precedent is consistent with the standard under Exchange Act Release No. 20091: when a proposal seeks disclosure of additional information regarding a company's operations, the evaluation under Rule 14a-8(i)(7) will assess "whether the subject matter of the special report . . . involves a matter of ordinary business." There is a long line of precedent where the Staff has recognized that proposals addressing a financial institution's participation in a particular segment of the lending market relate to ordinary business matters and are excludable under Rule 14a-8(i)(7). *See, e.g., Cash America International, Inc.* (avail. Mar. 5, 2007) (concurring in the exclusion of a proposal that requested the appointment of a committee to develop a suitability standard for the company's loan products, and, very similarly to the Proposal, to determine whether loans were consistent with the borrowers' ability to repay and for an assessment of the reasonableness of collection procedures because it related to "credit policies, loan underwriting and customer relations"); *H&R Block, Inc.* (avail. Aug. 1, 2006) (concurring in the exclusion of a proposal that related to the company's policy of issuing high-interest refund anticipation loans because the proposal related to ordinary business operations); *Wells Fargo & Co. (The Community Reinvestment Association of North Carolina et. al.)* (avail. Feb. 16, 2006) (concurring in the exclusion of a proposal that requested a policy that the company would not provide credit or banking services to lenders engaged in payday lending because it related to "credit policies, loan underwriting and customer relations"); *Citicorp.* (avail. Jan. 26, 1990) (concurring in the exclusion of a proposal that related to the development of a policy to forgive a particular category of loans excluded under the predecessor to Rule 14a-8(i)(7)); *BankAmerica* Corp. (avail. Feb. 18, 1977) (concurring in the exclusion of a proposal that related to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). Therefore, since the underlying subject matter of the report requested in the Proposal deals with the Company's decisions to implement certain lending practices – quintessentially ordinary business matters for financial institutions – the Proposal may be properly excluded under Rule 14a-8(i)(7).

C. The Proposal is Excludable Notwithstanding its Citation of "Predatory Lending"

We note the Proponent uses the term "predatory lending" in its Proposal; but it should be noted that there is no consensus as to what "predatory lending" includes. However, the Company does not engage in the types of practices described by the Proponent. The Company is aware of situations in which the Staff has not concurred with the exclusion under Rule 14a-8(i)(7) of proposals that specifically address alleged predatory lending practices. *See, e.g., Cash America International, Inc* (avail. Feb. 13, 2008) (a proposal to form an independent committee of the board to prevent predatory lending practices); *Conseco, Inc.* (avail. Apr. 5, 2001) (a proposal that requested the establishment of a committee of outside directors to develop and enforce policies to ensure that the company does not engage in predatory lending). The proposals at issue in these letters relate to board action to end predatory lending practices. In contrast, the Proposal does not allege that the Company is engaged in predatory lending, nor is the company subject to any regulatory investigations relating to predatory lending. The Proposal also does not request that the Company limit or cease any particular lending practice. The Proposal instead focuses on evaluating the risk of predatory lending, as well as evaluations of marketing, lending, and collections policies of its credit card program.

There are situations where the Staff has been faced with proposals that include both a significant issue and an ordinary issue. The Staff has concurred consistently that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. The Staff recently affirmed this position in *Peregrine Pharmaceuticals Inc.* (avail. Jul. 31, 2007), when it found that a proposal recommending that a committee of the board of directors evaluate both the strategic direction of the company and the performance of the management team could be excluded. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Similarly, in *General Motors Corp.* (avail. Apr. 4, 2007), a proposal requested that the board of directors institute an executive compensation program that tracked progress in improving the fuel economy of vehicles and was excludable under Rule 14a-8(i)(7). The Staff stated, "we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters."

Similarly, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting the company's board of directors to publish a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of financial risks of its operations implicated the company's ordinary business operations. In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk." In SLB 14C the Staff stated: "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . ., we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

Staff interpretation is clear from these and similar letters. Proposals relating to executive compensation generally go into the proxy, but not if coupled with or tied to some matter of ordinary business (like fuel efficiency). Social and environmental issues are generally included, but not when coupled with an evaluation of risk. Proposals to end predatory lending might be included, but not when coupled with an evaluation of risk and policies related to ordinary "credit card marketing, lending and collection practices and the impact these practices have on borrowers."

CONCLUSION

The Company has cited established Staff precedent to exclude proposals relating to risk assessments. Likewise, it has cited Staff letters that consistently exclude proposals related to lending. Even if the Staff were inclined to be generous with its definition of "lending" practices, the Proposal at issue goes beyond a mere evaluation of actual lending, but asks for an evaluation of marketing, collections practices, and the effect of each of these on borrowers. In essence, the Proposal is asking for five things – an evaluation of: practices deemed to be predatory, credit card marketing policies, lending policies, collection policies, and how these policies impact borrowers. Each and every one of these proposals touch on the ordinary day-to-day business of the credit card division of the Company. As such, the Proposal is so intertwined and coupled with issues of ordinary business that it should be excluded.

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 887-3646 or Christopher J. Adam, the Company's Senior Counsel, at (515) 557-8167.

Sincerely,

Brian J. Lane /SUL
Brian J. Lane

BJL/csh
Enclosures

cc: Christopher J. Adam, Wells Fargo & Company
Sister Nora Nash, The Sisters of St. Francis of Philadelphia
Patricia Zerega, The Sisters of St. Francis of Philadelphia
Sister Kathleen Coll, Catholic Healthcare East
Timothy Smith, Walden Asset Management
Chris C. Meyer, Mennonite Mutual Aid, Mennonite Church USA
Sister Linda Jansen, School Sisters of Notre Dame of St. Louis

100576520_5.DOC

EXHIBIT A

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 4, 2008

Mr. John G. Stumpf
Chief Executive Officer
Wells Fargo and Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Wells Fargo for many years. As faith-based investors, we are truly concerned about the present status of credit card debt and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Wells Fargo as a sound financial institution. Innovest, strategic value advisors, provided a dim forecast with regard to credit charge charge-offs. It was encouraging to note that Wells Fargo was not part of the study. Since our company is one of the ninth largest distributors of credit cards we are asking you to apply effective risk management principles and long term strategies to credit card policies.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder proposal, "Predatory Credit Card Lending Practices." I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Wells Fargo, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures
cc:
Gary Brouse, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014 1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

FINAL

Predatory Credit Card Lending Practices

Wells Fargo

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

10-24-08

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

October 23, 2008

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Wells Fargo & Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President

November 4, 2008

Mr. John G. Stumpf
Chief Executive Officer
Wells Fargo and Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Wells Fargo for many years. As faith-based investors, we are truly concerned about the present status of credit card debt and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Wells Fargo as a sound financial institution. Innovest, strategic value advisors, provided a dim forecast with regard to credit charge charge-offs. It was encouraging to note that Wells Fargo was not part of the study. Since our company is one of the ninth largest distributors of credit cards we are asking you to apply effective risk management principles and long term strategies to credit card policies.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder proposal, "Predatory Credit Card Lending Practices." I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Wells Fargo, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures
cc:
Gary Brouse, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

RECEIVED
NOV 1 4 2008
JOHN STUMPF

VIA OVERNIGHT DELIVERY

November 13, 2008

John G. Stumpf
Chief Executive Officer
Wells Fargo and Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf:

As a faith-based pension plan and institutional investor, the Board of Pensions of the Evangelical Lutheran Church in America (ELCA) believes it's possible to positively impact shareholder value while at the same time aligning with the values, principles and mission of the ELCA. We believe that corporations need to promote positive corporate policies including evaluating practices related to credit card operations which could be deemed predatory in nature, and reporting to shareholders on credit card marketing, lending and collection practices and the impact these practices have on borrowers.

The ELCA Board of Pensions is beneficial owner of over 413,993 shares of Wells Fargo common stock. A letter of ownership verification from the custodian of our portfolio will follow under separate cover. We have been a shareholder of more than $2,000 of common stock for over one year, and we intend to maintain a requisite ownership position through the 2009 annual meeting of shareholders.

Enclosed is a shareholder proposal requesting that Wells Fargo report to shareholders on credit card marketing, lending and collection practices and the impact these practices have on borrowers. According to SEC Rule 14a-8, we ask that this resolution be included in the proxy materials for the 2009 annual meeting of shareholders. Should the Board of Directors choose to oppose the resolution, we ask that our supporting statement be included as well in the proxy materials. The Sisters of St. Francis of Philadelphia are the primary filers on this resolution.

The Sisters of St. Francis of Philadelphia will continue as the lead shareholder, and are prepared to assemble the dialogue team as quickly as convenient. If you have any questions, please contact Patricia Zerega, Director of Corporate Social Responsibility, at 412-367-7575 in the Corporate Social Responsibility office of the ELCA.

Sincerely,

Heather H. Williamson

Heather H. Williamson
Senior Investment Manager
ELCA Board of Pensions

CC:		
CC:	Pat Zerega ELCA SW PA Synod 9625 Perry Highway Pittsburgh, PA 15237	Kelli Devor – Mellon Global Security Services 135 Santilli Highway Everett, MA 02149

Predatory Credit Card Lending Practices

Wells Fargo

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

BNY MELLON
ASSET SERVICING

November 13, 2008

John G. Stumpf
Chief Executive Officer
Wells Fargo and Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf:

This letter is to confirm that Bank of New York Mellon, custodian for the Board of Pensions of the Evangelical Lutheran Church in America (ELCA), has held 266,652 shares of Wells Fargo common stock for over one year.

As of this date, the ELCA - Board of Pensions intends to hold its shares of Wells Fargo common stock through the date of your next annual meeting.

If you have any questions, please call me at (617) 382-6624.

Sincerely,

Kelli Dever
Vice President
Client Services

CC: Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237-5590

Heather Williamson
ELCA - Board of Pensions
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892

RECEIVED 2008/12/23 11:58:52

THE NEEDMOR FUND

November 7, 2008

Ms. Laurel A. Holschuh
Senior Vice President and Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth and Marquetta
Minneapolis, MN 55479

Dear Ms. Holschuh:

The Needmor Fund holds 1,200 shares of Wells Fargo stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. Further we are concerned with predatory credit card marketing, lending and collection practices and the impact these practices have on borrowers. These concerns are heightened by the broader financial crisis we all face.

Therefore, we are filing the enclosed shareholder proposal as a co-filer with Sisters of Saint Francis as the "primary filer" for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Wells Fargo shares and will be pleased to provide proof of ownership upon request. We expect other investors will join us as co-filers.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

The Needmor Fund
c/o Daniel Stranahan
3306 NW 71st Street
Seattle, WA 98117
Phone (206) 789-8017

RECEIVED 2008/12/23 11:58:52

FINAL

Predatory Credit Card Lending Practices

Wells Fargo

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

10-24-08

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner
Senior Company Counsel
Telephone No. 612.667-2367
Facsimile No. 612.667.6082
E-Mail: mary.e.schaffner@wellsfargo.com

VIA OVERNIGHT DELIVERY

November 20, 2008

The Needmor Fund
c/o Daniel Stranahan
3306 N.W. 71st Street
Seattle, WA 98117

Re: Stockholder Proposal Regarding a Report on Predatory Credit Card Lending Practices Received November 7, 2008

Dear Mr. Stranahan:

On November 7, 2008, Wells Fargo & Company ("Wells Fargo") received a request dated as of that date from The Needmor Fund (the "Fund") as a stockholder of Wells Fargo that Wells Fargo include a stockholder proposal regarding a report on predatory credit card lending practices (the "Proposal") in its proxy materials for its 2009 annual meeting. In your letter, you advised us that the Fund was co-filing this proposal with the Sisters of St. Francis of Philadelphia pursuant to Rule 14a-8 adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934.

Rule 14a-8 sets forth the requirements that apply to both a company and any stockholder in connection with a stockholder proposal to be included in a company's proxy materials for its next annual meeting. Under Rule 14a-8(b), in order for a stockholder to be eligible to submit a proposal for inclusion in the Wells Fargo's proxy materials for its 2008 annual meeting, the stockholder must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to the date the proposal was submitted to Wells Fargo and must include with the proposal a written statement that the stockholder intends to hold these shares until the annual meeting occurs. In your letter, you stated that the Fund is the beneficial owner (within the meaning of SEC Rule 13d-3) of 1,200 shares of Wells Fargo common stock (which amount, on its face, exceeds the required minimum market value of Wells Fargo common stock) and would provide proof of ownership of these shares as required by Rule 14a-8. Although we have already received the required proof of the Fund's ownership from Northern Trust, we do note that your letter does not state that the Fund intends to continue to hold these shares until the 2009 annual meeting.

Under Rule 14a-8(b), the Fund is required to provide Wells Fargo with the statement noted above regarding your intention to hold these shares until the 2009 annual meeting. We have pointed out this omission to Tim Smith of Walden Asset Management, the investment manager for the Fund, who is listed as an alternative contact for the Fund. Although, based on Mr. Smith's assurances, we fully expect such a statement will be forthcoming, in order to preserve our rights under applicable SEC rules, Wells Fargo is hereby notifying you that the Fund has not yet shown that it meets the stockholder eligibility requirements under the proxy rules for submission of a proposal. As a result, unless the Fund transmits to Wells Fargo a letter stating its intent to hold the minimum eligible number of shares until Wells Fargo's 2009 annual meeting within 14 calendar days from the date the Fund receives this letter, Wells Fargo will have the right to exclude the Fund as a co-filer of the Proposal from its proxy materials, as permitted by Rule 14a-8. Even if the Fund submits the required information, Wells Fargo reserves the right to request exclusion of the Proposal under Rule 14a-8 based on one or more of the reasons for excluding a stockholder proposal permitted under Rule 14a-8(i).

Please send the Fund's statement regarding its intention to hold its qualifying shares until our 2009 annual meeting as requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax No.: 612.667.6082

If you have any questions about this letter, please call me directly at 612.667.2367 or contact me by fax at 612.667.6082.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Company Counsel

MES:dlk

cc: Mr. Timothy Smith
Walden Asset Management
One Beacon Street
Boston, MA 02108
Fax No. 617.227.3664

Laurel A. Holschuh
Wells Fargo & Company
Corporate Secretary

scham01/proxy/2008/shprop/ms07-Ltr Eligibility-Needmor -11-20-2008

THE NEEDMOR FUND

November 20, 2008

Ms. Mary E. Schaffner
Senior Company Counsel &
Assistant Secretary
Wells Fargo & Company
MAC #N9305-172
Sixth and Marquetta
Minneapolis, MN 55479

Dear Ms. Schaffner:

Thank you for the note indicating the need to clarify our submission letter. The Needmor Fund will continue to own our shares at least through the annual stockholders meeting.

Thank you again for your note. I trust our clarification will save you the trouble of going to the SEC. Please let Timothy Smith at Walden Asset Management know if you need further clarification.

Sincerely,

Daniel Stranahan /RR

Daniel Stranahan
Chair – Finance Committee

Cc: Timothy Smith – Walden Asset Management

The Needmor Fund
c/o Daniel Stranahan
3306 NW 71st Street
Seattle, WA 98117
Phone (206) 789-8017

RECEIVED 2008/12/23 11:58:52

RECEIVED
NOV 13 2008
JOHN STUMPF

CATHOLIC HEALTH EAST

SYSTEM OFFICE
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
www.che.org
(610) 355-2000 (610) 355-2050 fax

November 12, 2008

Mr. John G. Stumpf, CEO
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

RE: Shareholder Proposal for 2009 Annual Meeting

Dear Mr. Stumpf:

I am writing on behalf of Catholic Health East, one of the largest Catholic health care systems in the U.S. As a long-term, faith-based investor, Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental as well as financial accountability in its investments.

Catholic Health East believes that credit card policies designed to strengthen consumers' financial health are in the best interest of our company and its clients. Predatory practices on the other hand make repayment virtually impossible and weaken our company's long-term financial prospects and the national economy. Therefore, Catholic Health East is co-filing the *Predatory Credit Card Practices* resolution with the primary filer, Sisters of Saint Francis of Philadelphia represented by Sister Nora Nash.

Catholic Health East is beneficial owner of Wells Fargo and Company common stock with a market value of at least $2,000 which we have held continuously for at least one year. We will continue to hold the shares at least through the company's annual meeting. Verification of our holdings from our custodian as of 4/1/08, BNY Mellon is enclosed. The verification from our former custodian, Northern Trust will be forthcoming under separate cover.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East remains open for dialogue regarding this resolution. Thank you for your attention to this matter.

Sincerely,

Sr. Kathleen Coll, SSJ.

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosures: Resolution
Verification of ownership letter

cc: Sister Nora Nash, Sisters of Saint Francis of Philadelphia
Interfaith Center on Corporate Responsibility

Predatory Credit Card Practices
2009 – Wells Fargo & Company

WHEREAS: Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement: Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

THE BANK OF NEW YORK MELLON

November 7, 2008

Sister Kathleen Coll, SSJ
Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19075

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID) received 29,845 shares of **WELLS FARGO & CO COM** (cusip 949746101) from Northern Trust, the prior custodian, on April 1, 2008 for our client and beneficial owner, Catholic Health East.

Of the 29,845 shares received into our custody on April 1, 2008, 29,845 shares were beneficially owned and have been continuously held by our client:

Catholic Health East
3805 West Chester Pike
Newtown Square, PA 19075

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L May

Jennifer L. May
Assistant Officer, BNY Mellon Asset Servicing

Phone: (412) 234-3902
Email: Jennifer.l.may@bnymellon.com

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
THE BANK OF NEW YORK MELLON
AUTHORIZED SIGNATURE
(SG769) X9012190
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM

RECEIVED 2008/12/23 11:58:52

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

RECEIVED
NOV 17 2008
JOHN STUMPF

November 12, 2008

Wells Fargo

Dear Sirs:

The Northern Trust Company as custodian for Catholic Health East confirms that as of October 31, 2007 through March 31, 2008, Catholic Health East was the beneficial owner of 13,360.00 shares of Wells Fargo common stock in their account :   , Robeco Boston Partners. This same amount of shares was held at a minimum consistently throughout the period.

Sincerely,

S. Stephens

Sheryl L Stephens
Trust Officer

VIA OVERNIGHT DELIVERY

November 13, 2008

Mr. John G. Stumpf
Chief Executive Officer
Wells Fargo and Company
420 Montgomery Street
San Francisco, CA 94104

MMA®
Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
www.mma-online.org

Dear Mr. Stumpf,

The system of consumer finance in the United States is broken and it is threatening the health of our economy and our company. Our nation's banking and lending models, which once focused on the economic health of the borrower, have been transformed over the past several decades to focus on extracting immediate profits from ever more economically unstable low- to middle-income consumers.

Once a source of convenient, short-term financing, credit cards today place a significant high-cost, long-term debt burden on our society and its economy. Another way forward is needed—one that strengthens both our company and the consumer economy upon which we depend.

I am writing to you on behalf of the MMA Praxis Core Stock Fund, part of the MMA family of companies, a current and long time shareholder in Wells Fargo. We have held shares in the company for over a year and commit to maintaining a position through the company's annual meeting. Verification of our beneficial ownership is enclosed.

MMA (Mennonite Mutual Aid) is the stewardship agency of the Mennonite Church USA with $1.7 billion of socially invested assets under management. It is on behalf of our shareholders and constituents that we co-file the enclosed resolution on the issue of Predatory Credit Card Lending Practices. We present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Nora Nash of the Sisters of St. Francis of Philadelphia is the lead filer for this resolution with Wells Fargo. A number of other Wells Fargo shareholders will be submitting this proposal, and we are co-sponsoring this resolution with these groups. Please direct copies of all correspondence regarding the proposal to Chris Meyer at (574) 533-9515 ext. 291, or chris.meyer@mma-online.org

Sincerely,

Chris C. Meyer
Stewardship Investing Research Specialist

Encl. Resolution and Verification of Ownership

Cc: Nora M. Nash, OSF
Mark Regier, MMA
John Liechty, MMA

RECEIVED 2008/12/23 11:58:52

FINAL

Predatory Credit Card Lending Practices

Wells Fargo

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

10-24-08

Northern Trust

November 6, 2008

Proof of Ownership

Mr. Chris C. Meyer
Stewardship Investing Research Specialist
MMA Financial Services
1110 North Main Street
Goshen, IN 46527

Dear Mr. Meyer

This letter is in response to your request for confirmation that the following accounts are currently the beneficial owners of **Wells Fargo & Co New Common, Cusip: 949746101.** This security is currently held by Northern Trust, as the account holder's custodian. We further more confirm that the accounts have held a minimum of $2,000 worth of company shares continuously for one year or more.

MMA Praxis Core Stock Fund Account # :

Current holding 180,300 shares of Wells Fargo & Co New Common, Cusip: 949746101

Sincerely,

Tim Halfpenny

Tim Halfpenny
Vice President
Relationship Manager
The Northern Trust Company
312-557-7410

RECEIVED 2008/12/23 11:58:52

Laurel H.

Mount St. Scholastica

Benedictine Sisters

November 11, 2008

RECEIVED

NOV 1 3 2008

JOHN STUMPF

Mr. John G. Stumpf
Chief Executive Officer
Wells Fargo and Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica. As faith-based investors, we are truly concerned about the present status of credit card debt and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Wells Fargo as a sound financial institution. Innovest, strategic value advisors, provided a dim forecast with regard to credit charge charge-offs. It was encouraging to note that Wells Fargo was not part of the study. Since our company is one of the ninth largest distributors of credit cards we are asking you to apply effective risk management principles and long term strategies to credit card policies.

I am hereby authorized to notify you of our intention to file this shareholder proposal with the Sisters of St. Francis of Philadelphia for consideration and action by the shareholders at the 2009 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sr. Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

We are the owners of 1729 shares of Wells Fargo stock and intend to hold $2,000 worth through the date of the 2009 Annual Meeting. Verification of ownership will follow.

Respectfully yours,

Rose Marie Stallbaumer OSB

Rose Marie Stallbaumer, OSB
Treasurer

Enclosure: 2009 Shareholder Resolution

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190

www.mountosb.org

Predatory Credit Card Lending Practices

Wells Fargo

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner
Senior Company Counsel
Telephone No. 612.667-2367
Facsimile No. 612.667.6082
E-Mail: mary.e.schaffner@wellsfargo.com

VIA OVERNIGHT DELIVERY

November 24, 2008

Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison, KS 66002
Attention: Rose Marie Stalbaumer, OSB

Re: Stockholder Proposal Regarding Predatory Credit Card Lending Practices
Received: November 12, 2008

Dear Sister Rose Marie:

On November 12, 2008, Wells Fargo & Company ("Wells Fargo") received a request, dated November 11, 2008, from the Benedictine Sisters of Mount St. Scholastica (the "Order") as a stockholder of Wells Fargo, that Wells Fargo include a stockholder proposal regarding predatory credit card lending practices (the "Proposal") in the proxy materials for Wells Fargo's 2009 annual meeting. We understand that you will be a co-filer of this Proposal with Sisters of St. Francis of Philadelphia and are submitting this Proposal pursuant to Rule 14a-8 adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934.

Rule 14a-8 spells out the rules that apply to both a company and any stockholder in connection with a stockholder proposal to be included in a company's proxy materials for its next annual meeting. Under Rule 14a-8(b), in order for a stockholder to be eligible to submit a proposal for inclusion in the proxy statement for Wells Fargo's 2009 annual meeting, it must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to the date the proposal was submitted to Wells Fargo and must include with the proposal a written statement that the stockholder intends to hold these shares until the annual meeting occurs. In your letter, you stated that the Order has been the beneficial owner (within the meaning of SEC Rule 13d-3) of 1,729 shares of Wells Fargo common stock (which exceeds the required minimum market value of Wells Fargo common stock) for more than one year, and that the Order intends to continue to hold these shares until the 2009 annual meeting. You also stated that proof of ownership would be sent by separate cover. As of the date of this letter, we have not yet received any such letter.

As provided in Rule 14a-8(b), the Order is required to provide proof of its ownership of at least the required minimum value of Wells Fargo common stock, and thus its eligibility to present the Proposal, in the manner specified in Rule 14a-8(b). Based on the statements in your letter and our check of our stockholder records, it appears that the Order is not the record owner of these shares. Consequently, since the Order is not the record owner of the shares noted in its November 11, 2008 letter, the Order must provide Wells Fargo with the required evidence of its eligible share ownership in one of the two ways: (1) if the Order's shares of Wells Fargo common stock are held in a brokerage or custodial account with a bank, brokerage firm, or other institution, by sending us a written statement from that bank, broker, or other institution as the record holder of your shares verifying that, as of November 11, 2008, the Order had continuously held the required $2,000 minimum market value of Wells Fargo common stock for at least one year prior to that date; or (2) if the Order has filed either a Schedule 13D, Schedule 13G, or a Form 3, 4, or 5 with the SEC disclosing its ownership of shares of Wells Fargo common stock having the minimum $2,000 in market value, by providing Wells Fargo with a copy of that filing, plus any amendments to it showing any change in its ownership of Wells Fargo shares, also showing that the Order has held these shares for the required one-year period prior to November 11, 2008. We would also appreciate it if the Order would provide us with the number of shares it holds for our proxy statement

Wells Fargo hereby notifies the Order that it intends to exclude you as a co-filer of the Proposal from its 2009 proxy materials unless the Order transmits to Wells Fargo written proof of its beneficial ownership of Wells Fargo common stock in one of the forms specified in this letter within 14 calendar days from the date the Order receives this letter. Even if the Order submits the required information, Wells Fargo reserves the right to request exclusion of the Proposal under Rule 14a-8 based on one or more of the reasons for excluding a stockholder proposal permitted under Rule 14a-8(i).

Please send proof of the Order's ownership of Wells Fargo common stock as requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax No.: 612.667.6082

If you have any questions about this letter, please call me directly at 612.667.2367 or contact me by fax at 612.667.6082.

Very truly yours,

Mary E. Schaffner
Mary E. Schaffner
Senior Company Counsel

MES:dlk

cc: Sister Nora Nash (nnash@osfphila.org)
Sisters of St. Francis of Philadelphia

Laurel A. Holschuh, Corporate Secretary
Wells Fargo & Company

RECEIVED 2008/12/23 11:58:52

School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

RECEIVED

JOHN STUMPF

November 4, 2008

Mr. John G. Stumpf, CEO
Wells Fargo and Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf:

I am writing you in behalf of the School Sisters of Notre Dame of St. Louis, an international religious congregation committed to the well-being and quality of life of the human family throughout the world. As Religious Women, we are dedicated to education and serving the poor in our global community.

At this time, we are very concerned about the soundness of our financial institutions and in particular how Wells Fargo has handled credit card debt and the effect this is having on the economic security of the consumer and our company.

The School Sisters of Notre Dame of St. Louis are the beneficial owner of 200 shares of Wells Fargo common stock. Verification of ownership of the shares is attached. We have held these for more than a year and intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed shareholder proposal with the Sisters of St. Francis of Philadelphia for consideration and action by the stockholders at the 2009 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
Provincial Treasurer

Predatory Credit Card Lending Practices

Wells Fargo

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

The Commerce Trust Company
A division of Commerce Bank N.A.

Lora Downey
314-746-7453

November 4, 2008

Sister Linda Jansen, SSND
School Sisters of Notre Dame
320 East Ripa Avenue
St Louis MO 63125

Re: School Sister of Notre Dame General - Restricted
Account #

Dear Sister Linda:

Security	Shares	Acquisition Date
Wells Fargo & Co	200	Held continuously for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you should have any questions, please call me.

Sincerely,

Lora Downey
Vice President

LJD/lj

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 11, 2008

Mr. John G. Stumpf
Chief Executive Officer
Wells Fargo and Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf:

I am writing you on behalf of the Benedictine Sisters of Virginia. As faith-based investors, we are truly concerned about the present status of credit card debt and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Wells Fargo as a sound financial institution. Innovest, strategic value advisors, provided a dim forecast with regard to credit charge charge-offs. It was encouraging to note that Wells Fargo was not part of the study. Since our company is one of the ninth largest distributors of credit cards we are asking you to apply effective risk management principles and long term strategies to credit card policies.

I am hereby authorized to notify you of our intention to file this shareholder proposal with the Sisters of St. Francis of Philadelphia for consideration and action by the shareholders at the 2009 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sr. Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

We are the owners of 4000 shares of Wells Fargo stock and intend to hold $2,000 worth through the date of the 2009 Annual Meeting. Verification of ownership will follow.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Treasurer

Enclosure: 2009 Shareholder Resolution

RECEIVED 2008/12/23 11:58:52

Predatory Credit Card Lending Practices

Wells Fargo

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

RECEIVED 2008/12/23 11:58:52

Scott & Stringfellow Inc.
a BB&T Corporation affiliate

Member NYSE/SIPC
909 East Main Street
Richmond, VA 23219
(804) 643-1811
(800) 552-7757
www.scottstringfellow.com

November 11, 2008

RECEIVED
NOV 2 6 2008
JOHN STUMPF

Mr. John G. Stumpf
Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Stumpf:

This letter will confirm that the Benedictine Sisters of Virginia currently own 4,000 shares of Wells Fargo common stock in their Health & Welfare account. They have owned this stock more than one year and will continue to hold the stock through the annual meeting date.

Thank you and please feel free to contact me at 800-552-7757 if you have questions.

Sincerely,

John J. Muldowney
Senior Vice President

JJM/chg

Not A Deposit	Not Insured By Any Federal Government Agency
Not FDIC Insured	
May Lose Value	Not Bank Guaranteed

END